

martin currie

MONTHLY INSIGHT

At April 30, 2005

THE CHINA FUND, INC. (CHN)

Asian Direct Capital Management

IN BRIEF

Net asset value per share	US$ 25.53
Market price	US$ 27.50
Premium/(discount)	7.72%
Fund size	US$258.8m

Source: State Street Corporation

At April 30, 2005		US$ returns
	China Fund NAV	MSCI Golden Dragon*
	%	%
One month	-3.1	1.2
Year to date	5.4	-1.9
One year	12.5	14.9
Three years %pa	22.0	8.4

Past performance is not a guide to future returns.
Source: State Street Corporation. NAV-NAV performance.
*Source for index data: MSCI.

MANAGER'S COMMENTARY

April was a cruel month with all Chinese markets except Hong Kong finishing down. China's economy continues to grow strongly (first quarter GDP showed a rise of 9.5%) and official inflation figures are moderate (March CPI was up by 2.7%). But 2004 results from Chinese manufacturing companies revealed the persistent pressure on margins caused by raw material inflation. Poor results from companies further up the chain, such as cement and steel companies, showed the effects of overcapacity combined with continued bottlenecks in commodities yet further upstream (coal, iron ore). There is little immediate sign of this pressure easing; the oil price remains high and electricity tariffs will increase in May. Investors wait to see the effect upon the property market of recent government cooling measures. Another reason for standing on the sidelines is that there are several potential big Chinese IPOs coming up by the end of May/June (Shenhua Coal, state-owned banks). These will be difficult to promote in the current bearish market.

One positive development was the visit to China of Lien Chan, the leader of Taiwan's opposition party, the KMT. The first leader of the KMT to visit the mainland since Chang Kai-shek's retreat to Taiwan in 1949, Lien was given the red-carpet treatment and extensive local media coverage. The leader of the First People's Party, and one-time governor of Taiwan, Sung Chu-yu, arrives shortly for, we are promised, more detailed talks. The fund invests in EVA Airlines as a potential beneficiary of improving cross-strait ties.

INVESTMENT STRATEGY

The fund is 95.9% invested with holdings in 57 companies, of which 8.1% are unlisted. The relatively high cash level is in preparation for a large unlisted investment in the retail sector.

The fund had a good results season. Among the companies in the portfolio announcing excellent results were Anhui Expressway, BYD, Chaoda, CIMC, Xinao Gas and Natural Beauty. The poor figures from TCL were expected. It is being affected in the short-term by the Thomson merger, but underlying TV sales remain strong.

The fund made its first trial investments last month in the domestic A share market, which currently stands near a six-year low. We expect this market to react favourably to the government's announcement of measures to address the overhang of 'non-tradeable' shares. Our first two investments in this RMB-denominated market are Shenergy (which owns oil, gas and pipeline assets, as well as operating large-scale power plants) and Shanghai Airlines (the best managed domestic airline and the single biggest beneficiary we can find of potential RMB revaluation).

We will take a cautious attitude to the new raft of IPOs. We avoided the state-owned conglomerate, Shanghai Electric, which traded down after its IPO. However, have subscribed to Techfaith, a fast-growing cell phone designer, whose progress we have charted for some time. It will list on Nasdaq.

Chris Ruffle, Martin Currie Inc

DIRECT INVESTMENT MANAGER'S COMMENTARY

The Chinese economy reported 9.5% GDP growth in the first quarter of 2005. Central Government administrative measures have started to reduce excess capital spending. Annual fixed asset investment growth fell from 40% to 22.8%.

During the last month the government has announced a number of policy reforms which will clarify the regulation of Chinese shareholders in overseas listed Chinese companies. These measures improve the position of private companies in China's mixed economy and will improve the volume and quality of deal flow for the fund's direct investment portfolio.

There are some signs that certain sectors of the Chinese economy remain overheated, for example, property. Once again this raises speculation about changes to the currency regime and we pay careful attention to these in considering new investments for the fund.

The recent political disputes between China and Japan are beginning to abate and these had very little effect on Japanese linked companies operating in China such as CDW Holding Limited.

KOH Kuek Chiang, Asian Direct Capital Management

FUND DETAILS

Market cap	US$277.3m
Shares outstanding	10,138,287
Exchange listed	NYSE
Listing date	July 10, 1992
Investment adviser	Martin Currie Inc
Direct investment manager	Asian Direct Capital Management

Source: State Street Corporation.

ASSET ALLOCATION



Hong Kong	57.4%
Taiwan	22.9%
New York	1.1%
'A' share access product	2.7%
Direct	8.1%
Other assets & liabilities	4.1%

Source: State Street Corporation

SECTOR ALLOCATION

	The China Fund, Inc	MSCI Golden Dragon
Industrials	20.4%	12.9%
Information technology	16.6%	21.2%
Consumer discretionary	15.4%	7.1%
Utilities	9.5%	7.7%
Materials	7.7%	7.3%
Consumer staples	7.6%	0.6%
Telecommunications	5.8%	7.6%
Financials	4.8%	29.9%
Healthcare	3.8%	0.1%
'A' share access product	2.7%	—
Energy	1.6%	5.6%
Other assets & liabilities	4.1%	—
Total	**100.0%**	**100.0%**

Source: State Street Corporation. Source for index data: MSCI

PERFORMANCE   (US$ RETURNS)

	NAV %	Market price %
One month	-3.1	-8.8
Year to date	5.4	-16.0
3 years (annualized)	22.0	30.1

Past performance is not a guide to future returns.
Source: State Street Corporation

DIRECT INVESTMENTS (8.1%)

CDW Holding Ltd	Information technology	5.5%
Captive Finance	Financials	1.2%
Global e Business	Information technology	1.2%
teco Optronics	Information technology	0.2%

15 LARGEST LISTED INVESTMENTS (46.6%)

Chaoda Modern Agriculture	Consumer staples	5.3%
China International Marine	Industrials	3.7%
BYD	Industrials	3.5%
Weichai Power	Consumer discretionary	3.4%
Anhui Expressway	Utilities	3.3%
Synnex Technologies	Consumer discretionary	3.2%
Xinao Gas	Utilities	3.1%
Shenzhen Expressway	Utilities	3.1%
Taiwan Green Point	Information technology	2.9%
Comba Telecom Systems	Telecommunications	2.7%
Merry Electronics	Consumer discretionary	2.6%
Soloman Systech	Information technology	2.6%
TCL Multimedia	Consumer discretionary	2.6%
TPV Technology	Industrials	2.4%

China Netcom	Telecommunications	2.2%

Source: State Street Corporation

FUND PERFORMANCE (BASED ON NET ASSET VALUE) (US$ RETURNS)

	One month %	Three months %	Calendar year to date %	One year %	Three years % pa	Five years % pa	Since launch % pa
The China Fund, Inc.	**-3.1**	**-1.4**	**5.4**	**12.5**	**22.0**	**19.3**	**8.3**
MSCI Golden Dragon	1.2	1.4	-1.9	14.9	8.4	-2.5	n/a
Hang Seng Chinese Enterprise	-2.8	-1.3	-2.1	14.8	31.4	24.2	n/a

Past performance is not a guide to future returns.
Source: State Street Corporation. Launch date July 10, 1992. Three year, five year and since launch returns are all annualized.
Source for index data: MSCI for the MSCI Golden Dragon and Copyright 2002 Bloomberg LP for the Hang Seng Chinese Enterprise.

PERFORMANCE IN PERSPECTIVE



Past performance is not a guide to future returns.
Source: Martin Currie Inc as of April 30, 2005.

THE CHINA FUND INC. PREMIUM/DISCOUNT



Past performance is not a guide to future returns.
Source: Martin Currie Inc as of April 30, 2005.

DIVIDEND HISTORY CHART



	1993	1994	1995	1996	1997	1998	1999	2000	2001	2002	2003	2004
Total	0.91	0.61	0.09	0.08	0.50	0.08	0.11	0.00	0.13	0.21	1.78	3.57

Income	0.09	0.01	0.09	0.08	0.50	0.08	0.11	0.00	0.13	0.06	0.07	0.20
Long term capital	0.04	0.24	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.67	3.27
Short term capital	0.79	0.36	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.15	1.04	0.10

Past performance is not a guide to future returns.
Source: State Street Corporation.

Sector	Company (BBG ticker)	Price	Holding	Value $	% of portfolio
Hong Kong					**57.4 %**
Chaoda Modern Agriculture	682 HK	HK$3.1	34,089,900	13,667,011	5.3 %
BYD	1211 HK	HK$22.1	3,225,000	9,164,341	3.5 %
Weichai Power	2338 HK	HK$27.0	2,536,000	8,784,374	3.4 %
Anhui Expressway	995 HK	HK$4.8	13,938,000	8,583,008	3.3 %
Xinao Gas	2688 HK	HK$4.5	13,976,000	8,113,333	3.1 %
Shenzhen Expressway	548 HK	HK$2.9	21,494,000	7,858,867	3.1 %
Comba Telecom Systems	2342 HK	HK$3.4	16,118,000	6,978,832	2.7 %
Solomon Systech	2878 HK	HK$2.6	20,698,000	6,771,211	2.6 %
TCL International	1070 HK	HK$1.6	32,318,000	6,716,721	2.6 %
TPV Technology	903 HK	HK$4.9	9,968,000	6,234,196	2.4 %
China Netcom	906 HK	HK$10.5	4,253,000	5,756,329	2.2 %
Golden Meditech	8180 HK	HK$1.5	27,900,000	5,368,998	2.0 %
Zijin Mining	2899 HK	HK$1.7	24,800,000	5,281,504	2.0 %
Li Ning	2331 HK	HK3.4	11,400,000	4,899,452	1.9 %
Yanzhou Coal Mining	1171 HK	HK$10.6	3,146,000	4,278,213	1.6 %
China Fire Safety	8201 HK	HK$0.6	50,380,000	4,136,528	1.6 %
Fountain Set	420 HK	HK$4.7	6,714,000	4,005,273	1.6 %
Sinotrans	598 HK	HK$2.3	12,835,000	3,787,229	1.5 %
China Travel	308 HK	HK$2.3	10,000,000	2,918,631	1.1 %
Asia Aluminium	930 HK	HK$0.9	23,250,000	2,684,499	1.0 %
Ocean Grand Chemicals	2882 HK	HK$1.2	17,379,000	2,630,902	1.0 %
Guangshen Railway	525 HK	HK$2.7	7,000,000	2,424,709	0.9 %
China Shineway Pharmaceutical	2877 HK	HK$4.0	4,435,000	2,275,891	0.9 %
Natural Beauty Bio-Technology	157 HK	HK$0.5	32,780,000	2,270,913	0.9 %
FU JI Food & Catering	1175 HK	HK$5.9	2,844,000	2,134,437	0.8 %
China Rare Earth	769 HK	HK$1.0	15,254,000	2,015,667	0.8 %
Beiren Printing Machinery	187 HK	HK$2.2	7,000,000	1,953,238	0.8 %
Singamas Container	716 HK	HK$7.2	2,000,000	1,847,397	0.7 %
Asia Zirconium	395 HK	HK$0.9	13,196,000	1,455,923	0.6 %
Nanjing Dahe Outdoor Media	8243 HK	HK$0.2	37,500,000	1,135,379	0.5 %
Shanghai Ming Yuan	233 HK	HK$0.6	12,840,000	1,054,248	0.4 %
Sino Golf	361 HK	HK$0.7	10,303,000	938,469	0.4 %
Arcontech	8097 HK	HK$0.1	18,386,000	408,067	0.2 %
Taiwan					**22.9 %**
Synnex Technologies	2347 TT	NT$49.2	5,165,604	8,135,330	3.2 %
Taiwan Green Point	3007 TT	NT$108.5	2,155,749	7,487,156	2.9 %
Merry Electronics	2439 TT	NT$70.8	3,012,016	6,826,208	2.6 %
Tripod Technology	3044 TT	NT$51.4	2,778,413	4,571,397	1.8 %
EVA Airways	2618 TT	NT$14.5	9,400,000	4,362,996	1.7 %
Cheng Shin Rubber	2105 TT	NT$35.3	3,805,974	4,300,604	1.7 %
Cathay Financial	2882 TT	NT$56.5	2,331,000	4,215,797	1.6 %
Fubon Financial	2881 TT	NT$28.4	4,453,952	4,041,919	1.6 %
Wintek	2384 TT	NT$40.0	2,421,104	3,100,005	1.2 %
Data Systems Consulting	2447 TT	NT$19.9	4,237,987	2,692,831	1.0 %
Taiwan FamilyMart	5903 TT	NT$53.6	1,567,231	2,688,975	1.0 %
Waffer Technology	6235 TT	NT$41.9	1,900,000	2,545,295	1.0 %
Chicony Electronics	2385 TT	NT$31.4	2,452,152	2,464,711	0.9 %
Yieh United Steel	9957 TT	NT$14.0	3,500,000	1,568,502	0.6 %
China Metal Products	1532 TT	NT$28.1	222,000	199,686	0.1 %
B shares					**3.7 %**

China International Marine	200039 CH	HK$ 11.6	6,445,390	9,567,101	3.7 %
New York					**1.1 %**
UTStarcom	UTSIE	US$ 9.5	260,000	2,472,600	0.9 %
Chindex International	CHDX US	US$ 5.9	69,987	414,323	0.2 %
`A' Share access product					**2.7 %**
Shanghai Airlines Access Product		US$ 0.5	7,350,000	3,322,200	1.3 %
Shenery Access Product		US$ 0.8	4,500,000	3,699,000	1.4 %
Direct					**8.1 %**
CDW Holding Ltd			60,000,000	14,259,061	5.5 %
Captive Finance			2,000,000	3,045,000	1.2 %
Global e Business			40,000	3,036,073	1.2 %
teco Optronics			1,861,710	602,391	0.2 %
Other assets & liabilities					**4.1 %**

OBJECTIVE

The investment objective of the Fund is to achieve long term capital appreciation through investment in companies and other entities with significant assets, investments, production activities, trading or other business interests in China or which derive a significant part of their revenue from China.

The Board of Directors of the Fund has adopted an operating policy of the Fund, effective June 30, 2001, that the Fund will invest at least 80% of its assets in China companies. For this purpose, "China companies" are (i) companies for which the principal securities trading market is in China; (ii) companies for which the principal securities trading market is outside of China or in companies organised outside of China, that in both cases derive at least 50% of their revenues from goods or services sold or produced, or have a least 50% of their assets in China; and (iii) companies organized in China. Under the policy, China will mean the People's Republic of China, including Hong Kong, and Taiwan. The Fund will provide its stockholders with at least 60 days' prior notice of any change to the policy described above.

The fundamental policy, which applies to not less than 65% of the Fund's assets as set out in the Fund's prospectus dated July 10, 1992, remains in place. The fundamental policy is the same as the operating policy set out above, except that China only includes the People's Republic of China.

CONTACTS

The China Fund, Inc.
c/o State Street Bank and Trust Company
225 Franklin Street
Boston, MA 02110
Tel: (1) 888 CHN-CALL (246 2255)
www.chinafundinc.com

Important information: This newsletter is issued and approved by Martin Currie Inc (MC Inc), as investment adviser. MC Inc is authorized and regulated by the Financial Services Authority (FSA) and incorporated under limited liability in New York, USA. Registered in Scotland (No BR2575), registered address Saltire Court, 20 Castle Terrace, Edinburgh, EH1 2ES. Information herein is believed to be reliable but has not been verified by MC Inc. MC Inc makes no representation or warranty and does not accept any responsibility in relation to such information or for opinion or conclusion which the reader may draw from the newsletter.

China Fund Inc (the fund) is classified as a 'non-diversified' investment company under the US Investment Company Act of 1940. It meets the criteria of a closedended US mutual fund and its shares are listed on the New York Stock Exchange. MC Inc has been appointed investment adviser to the listed equity portfolio of the fund. Asian Direct Capital Management is the direct investment manager to the fund.

Investors are advised that they will not generally benefit from the rules and regulations of the United Kingdom Financial Services and Markets Act 2000 and the FSA for the protection of investors, nor benefit from the United Kingdom Financial Services Compensation Scheme, nor have access to the Financial Services Ombudsman in the event of a dispute. Investors will also have no rights of cancellation under the FSA's Conduct of Business Sourcebook of the United Kingdom.

This newsletter does not constitute an offer of shares. MC Inc, its ultimate and intermediate holding companies, subsidiaries, affiliates, clients, directors or staff may, at any time, have a position in the market referred to herein, and may buy or sell securities, currencies, or any other financial instruments in such markets. The information or opinion expressed in this newsletter should not be construed to be a recommendation to buy or sell the securities, commodities, currencies or financial instruments referred to herein.

The information provided in this report should not be considered a recommendation to purchase or sell any particular security. There is no assurance that any securities discussed herein will remain in an account's portfolio at the time you receive this report or that securities sold have not been repurchased.

It should not be assumed that any of the securities transactions or holdings discussed here were or will prove to be profitable, or that the investment recommendations or decisions we make in the future will be profitable or will equal the investment performance of the securities discussed herein.

Past performance is not a guide to future returns. Markets and currency movements may cause the value of investments and income from them to fall as well as rise and you may get back less than you invested when you decide to sell your investments. There can be no assurance that you will receive comparable performance returns, or that investments will reflect the performance of the stock examples, contained in this presenter. Movements in foreign exchange rates may have a separate effect, unfavorable as well as favorable, on the gain or loss otherwise experienced on an investment.

It should be noted that investment in the fund carries a higher degree of risks when investing in China and should be regarded as long term. Funds which invest in one country carry a higher degree of risk than those with portfolios diversified across a number of markets.

Investing in the fund involves certain considerations in addition to the risks normally associated with making investments in securities. The value of the shares issued by the fund, and the income from them, may go down as well as up and there can be no assurance that upon sale, or otherwise, investors will receive back the amount originally invested. Past performance is not necessarily a guide to future returns. Accordingly, the fund is only suitable for investment by investors who are able and willing to withstand the total loss of their investment. In particular, prospective investors should consider the following risks:

→ The companies quoted on Greater Chinese stock exchanges are exposed to the risks of political, social and religious instability, expropriation of assets or nationalization, rapid rates of inflation, high interest rates, currency depreciation and fluctuations and changes in taxation, which may affect income and the value of investments.

→ At present, the securities market and the regulatory framework for the securities industry in China is at an early stage of development. The CSRC is responsible for supervising the national securities markets and producing relevant regulations. The Investment Regulations, under which the fund invests in the People's Republic of China ('PRC') and which regulate repatriation and currency conversion, are new. The Investment Regulations give CSRC and SAFE wide discretions and there is no precedent or certainty as to how these discretions might be exercised, either now or in the future. The fund may, from time to time, obtain access to the securities markets in China via Access Products. Such products carry additional risk and may be less liquid than the underlying securities which they represent.

→ During the past 15 years, the PRC government has been reforming the economic and political systems of the PRC, and these reforms are expected to continue, as evidenced by the recently announced changes. The fund's operations and financial results could be adversely affected by adjustments in the PRC's state plans, political, economic and social conditions, changes in the policies of the PRC government such as changes in laws and regulations (or the interpretation thereof), measures which may be introduced to control inflation, changes in the rate or method of taxation, imposition of additional restrictions on currency conversion and the imposition of additional import restrictions.

→ PRC's disclosure and regulatory standards are in many respects less stringent than standards in certain OECD countries, and there may be less publicly available or less reliable information about PRC companies than is regularly published by or about companies from OECD countries.

The Shanghai Stock Exchange and Shenzhen Stock Exchange have lower trading volumes than most OECD exchanges and the market capitalisations of listed companies are small compared to those on more developed exchanges in developed markets. The listed equity securities of many companies in the PRC are accordingly materially less liquid, subject to greater dealing spreads and experience materially greater volatility than those of OECD countries. These factors could negatively affect the fund's NAV.

→ The fund invests primarily in securities denominated in other currencies but its NAV will be quoted in US Dollars. Accordingly, a change in the value of such securities against US Dollars will result in a corresponding change in the US Dollar NAV.

→ The marketability of quoted shares may be limited due to foreign investment restrictions, wide dealing spreads, exchange controls, foreign ownership restrictions, the restricted opening of stock exchanges and a narrow range of investors. Trading volume may be lower than on more developed stockmarkets, and equities are less liquid. Volatility of prices can also be greater than in more developed stockmarkets. The infrastructure for clearing, settlement and registration on the primary and secondary markets may be underdeveloped. Under certain circumstances, there may be delays in settling transactions in some of the markets.